Exhibit 1
Annexure- A

MAHANAGAR TELEPHONE NIGAM LIMITED
( A Govt. of India Enterprise)
Rs in Million
UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 30.06.2006

		UNAUDITED	REVIEWED	AUDITED

Sl.No.	Particulars	Three months ended on 30-06-2006	Corresponding three months of the previous year ended on 30-06-2005	Year ended 31.3.2006 (Subject to C& AG comments)

1	Net Income from Services	12,781.89	12604.52	55609.85
2	Other Income	837.02	1348.47	5300.13
	Total Income	13,618.91	13952.99	60909.98

3. a.	Staff Cost	4,489.75	4585.48	19053.12
b.	Revenue Sharing	2,137.54	2294.12	12263.19
c.	Licence Fee	1,105.48	1166.01	4589.59
d.	Admn./Operative Expenditure	2,190.40	356.67	11579.15
	Total operative /other Exp	9,923.17	10402.28	47485.05
4	EBITDA	3,695.74	3550.71	13424.93
5	Depreciation	1,695.63	1529.55	6466.99
6	Interest	13.90	82.36	244.36
7	Profit Before Tax	1,986.21	1938.80	6713.58
8. a.	Provision for Taxation	934.52	849.14	560.76
b.	Provision for Deffered tax	(261.19)	-493.26	376.19
9	Profit After Tax	1,312.88	1582.92	5776.63
10	Prior period adjustments	-	-	-26.29
11	Net Profit	1,312.88	1582.92	5802.92

12	Paid up equity share capital
	Face value of Rs.10/-each.			6300.00
13	Reserves Excluding
	Revaluation Reserve			106,067.74
14	EPS	2.08	2.51	9.17
	Basic/Diluted (in Rs.)
15	Aggregate of non-promoter shareholding:-
a.	Number of shares			275,627,260
b.	Percentage of shareholding			43.75%

1	The above results have been taken on record by the Board of Directors in their meeting held on 28-07-2006.
2	Previous period / year figures have been regrouped/rearranged wherever necessary.
3	The status of investor complaints received and disposed off during this quarter ended on 30.06.2006 is as under:

(Nos.)
Complaints pending at the beginning of the quarter	74
Complaints received during this quarter	346
Disposal of Complaints	415
Complaints lying unresolved at the end of the quarter	5

UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
FOR THE THREE MONTHS ENDED ON 30/06/2006

				Rs in Million
S.NO	Particulars	Q 1 UNAUDITED 2006-07	Q 1 REVIEWED 2005-06	Year ended 31.3.2006 Audited (Subject to C& AG comments)

1.	Income from Services
	Basic Services	11,020.89	11,452.46	49,883.22
	Cellular	1,761.00	1,152.06	5,726.62
	Unallocable	-	-	-
	Total	12,781.89	12,604.52	55,609.85

	Less: Inter Unit Income	-	-	-

	Net Income From Services	12,781.89	12,604.52	55,609.85

2.	Segment result before interest/
	and Tax
	Basic Services	806.28	837.95	2,124.74
	Cellular	437.46	231.50	2,644.17
	Unallocable	756.40	951.71	2,189.03
	Total	2,000.14	2,021.16	6,957.94

	Less: Interest	13.90	82.36	244.36

	Less: Prior period Items			(26.29)

	Profit before tax	1,986.24	1,938.80	6,739.87

	Less: Provision for Tax	673.33	355.88	936.95

	Profit after tax	1,312.91	1,582.92	5,802.92

3.	Capital Employed
	(Segment Assets - Segment Liabilities)

	Basic Services	51,185.59	39,268.80	46,401.19
	Cellular	3,369.73	2,928.52	3,535.22
	Unallocable	57,982.83	73,121.43	61,288.84
	Total	112,538.15	115,318.75	111,225.25